Filed by Shoals Technologies Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

On November 4, 2026, Shoals Technologies Group, Inc. (“Shoals”) made the following announcements via a joint transaction website in connection with the announcement of Shoals’ merger with Array Technologies, Inc. (“Array”).

shoals ARRAY
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Stakeholder Resources

Press Releases

November 4, 2026 ARRAY Technologies and Shoals Technologies Group Announce Transformative Merger, Creating an Integrated Energy Infrastructure Platform — Download PDF

Events and Presentations

November 4, 2026 Transaction Conference Call Webcast — Listen to Webcast

November 4, 2026 Shoals-Array Merger Announcement Presentation — Download PDF

Videos

November 4, 2026 Video — View Video

Shoals Contacts

Media
Lindsey Williams / lindsey.williams@shoals.com

Investors
investors@shoals.com

ARRAY Contacts

Media
Steven Kirsch / media@arraytechinc.com

Investors
investors@arraytechinc.com

Privacy Policy Legal Legends

The following is a transcript of a video message led by Brandon Moss, Chief Executive Officer of Shoals; and Kevin Hostetler, Chief Executive Officer of Array, posted to the joint transaction website on November 4, 2026.

Brandon Moss, Shoals CEO

•	Hi everyone, I’m Brandon Moss, CEO of Shoals Technologies Group.

Kevin Hostetler, Array CEO

•	And I’m Kevin Hostetler, CEO of Array.

Brandon Moss, Shoals CEO

•	We’re pleased to be here together to share more about an exciting announcement we just made – and we wanted you to hear directly from us.

•	Shoals and Array have entered into a definitive agreement to combine in a stock-for-stock merger, creating an integrated energy infrastructure platform.

•	This is an important milestone for both organizations and a reflection of the hard work of our teams.

Kevin Hostetler, Array CEO

•	We are excited about the opportunity ahead and the value this combination can create for both Array and Shoals.

•	The combination is expected to unite two highly complementary companies and teams.

•	As we join our respective strengths, we expect to create a differentiated platform that is well-positioned to meet the significant energy demand projected in the coming years.

Brandon Moss, Shoals CEO

•

Following the closing, the combined company is expected to bring together leading solutions across trackers, foundations, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

•

The combined company expects to provide solar and battery storage customers with a unified design package, coordinated purchasing and integrated warranty support across structural and electrical balance-of-system solutions, providing them with greater choice and flexibility.

•	This integrated structure is expected to reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership.

Kevin Hostetler, Array CEO

•	Through this transaction, we expect to create a platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth.

•

We believe we will be better positioned to deliver more innovative and integrated solutions in addition to our existing standalone solutions, realize meaningful synergies and pursue expansion opportunities across the solar value chain, data center markets and beyond.

•

The transaction also brings together teams with decades of technical and operating experience across engineering, innovation, project design and customer delivery, spanning more than 250 GW of projects.

Brandon Moss, Shoals CEO

•	Our people are at the heart of our success. Both companies have talented teams with deep expertise and a shared commitment to serving customers.

•	In addition to these benefits for customers and partners, we expect the transaction to create meaningful value for our employees and shareholders.

•

As part of a larger organization with broader capabilities and greater scale, we expect the combined company will create opportunities for our people to learn, develop and take on new responsibilities over time.

•	We also expect the combination to deliver compelling value to our shareholders and support our long-term growth.

Kevin Hostetler, Array CEO

•	That’s exactly right, Brandon.

•	We are confident that this merger brings together the very best of our two cultures: talented people, technical expertise and a shared passion for serving customers at the highest level.

Brandon Moss, Shoals CEO

•	Following closing, I will serve as Chief Executive Officer of the combined company.

•	Brad Forth, the current Chairman of the Board of both Array and Shoals, will serve as Chairman of the Board of Directors of the combined company.

•	The combined company’s Board is expected to consist of ten directors, including four independent directors from each of the current Array and Shoals Boards, as well as Brad and me.

•	Additional details about the combined company’s leadership and organization will be determined as we move through the integration planning process.

•	We also intend to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of our products, services and strategic opportunities.

Kevin Hostetler, Array CEO

•	And upon transaction close, I will retire from Array’s management and Board of Directors and transition to a special advisor role.

•	I want to thank our teams for everything they have accomplished and for the role they have played in bringing us to this important moment.

•	I have great confidence in the future of this business and in Brandon’s leadership of the combined company.

Brandon Moss, Shoals CEO

•	Thanks, Kevin. I’d also like to take a moment to extend my appreciation to you for your leadership and contributions to Array, which have helped us reach this great milestone.

•	Today’s announcement is the first step in a process that will take time.

•

The transaction is expected to close in the first quarter of 2027, subject to approval by shareholders of both companies, receipt of required regulatory approvals and other customary closing conditions.

•	Until the transaction closes, Shoals and Array will remain separate and independent companies, and it is business as usual for all of us.

Kevin Hostetler, Array CEO

•	Authorized representatives from both companies will work through the planning process thoughtfully and in compliance with applicable legal and regulatory requirements.

•	We will keep you updated as we have news to share.

•	In the meantime, we are counting on everyone to remain focused on our customers, our teams and our day-to-day responsibilities.

Brandon Moss, Shoals CEO

•	Thank you all for your dedication and commitment to Shoals and Array.

•	This announcement is possible because of the work of both teams, and we are confident that combining Shoals and Array is the right next step for our companies and our customers.

Kevin Hostetler, Array CEO

•	I want to emphasize that, on behalf of the entire leadership team here at Array, we share that confidence and are excited about what we can accomplish together in the years ahead.

•	Thank you for everything you do.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following email was sent by Brandon Moss, Chief Executive Officer of Shoals, to all Shoals employees on November 4, 2026.

To: All Shoals Employees

From: Brandon Moss

Subject: Shoals to Combine with ARRAY: An Exciting Next Step in Our Journey

[Hi Team],

I have exciting news to share about the future of Shoals. Moments ago, we announced [HYPERLINK RELEASE] that Shoals has entered into a definitive agreement to merge with ARRAY Technologies. This marks an important next step in Shoals’ growth journey. Together with ARRAY, we will create an integrated energy infrastructure platform that is well positioned to meet our customers’ needs both today and tomorrow. I am proud to share that I will serve as Chief Executive Officer of the combined company.

When I think about how far we have come as a company in the last few years – overcoming market headwinds, winning new customers, moving to Mega and expanding into new markets – I am proud of what this team has built. It hasn’t always been easy. We faced challenges that have asked a lot of everyone, and I do not take that for granted. What means the most to me is how we worked through them together, kept going and continued to build this company. Today’s announcement is another step in our evolution, made possible by everything that came before it. Thank you for helping get us here.

Our New Partner

ARRAY is a leading global provider of integrated energy infrastructure for utility-scale and distributed generation providers. Engineered for interoperability, ARRAY’s combined offerings are complementary to ours, spanning foundations, trackers, fixed-tilt racking, electrical infrastructure and wire management. ARRAY’s products work together to maximize energy production, withstand harsh weather conditions and deliver value for the entire lifecycle of a project.

Together, ARRAY and Shoals bring decades of technical expertise and operating experience across engineering, project innovation, project design and customer delivery spanning more than 250 GW of projects. Following the closing, we expect to serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across structural and electrical balance-of-system solutions. By bringing these product categories together, we will deliver increasing levels of integration over time designed to reduce installation costs, streamline project execution and lower long-term maintenance requirements.

What This Means for You

Through this combination, we will be an organization with a stronger, more diversified platform with greater scale and broader customer reach. We expect to have more opportunities to innovate, pursue strategic growth and serve customers across the solar value chain, data center markets and beyond. Over time, we also expect the broader platform to create additional opportunities for our people to learn, develop and take on new responsibilities.

Next Steps

It is important to remember that this announcement is just the first step in a process. The transaction is expected to close in the first quarter of 2027, subject to approval by shareholders of both Shoals and ARRAY, receipt of required regulatory approvals and other customary closing conditions. Between now and then, we will establish an integration planning team, led by Alan Bearden. The team will comprise key representatives from both Shoals and ARRAY, with the goal of thoughtfully and carefully planning for combining the best of our companies following close. We look forward to welcoming our new team members once the transaction is complete.

Following close, the combined company will operate under a new corporate name and ticker symbol that reflects our broader identity and product. Brad Forth, current Chairman of the Board of both Shoals and ARRAY, will serve as Chairman of the Board of the combined company.

Having worked alongside so many of you, I know firsthand the talent and commitment within Shoals, and I look forward to building on our strong foundation, together.

In the meantime, until the transaction closes, Shoals and ARRAY will remain separate and independent companies, and it is business as usual for all of us. Our focus must remain on serving our customers, delivering on our existing commitments and advancing our growth initiatives.

Additional Information

We will hold an all-employee town hall today at 11:00 AM ET; a calendar invite will follow. For our employees in Australia and others who cannot make it, the town hall will be available for replay.

I also encourage you to watch the joint video message from Kevin Hostetler and me, available here: www.PoweringForwardTogether.com. In addition, attached is an FAQ with answers to questions that may be top of mind. We will continue to keep you updated as we move through the process. Should you have any additional questions at this time, please direct them to poweringforward@shoals.com.

Today’s announcement may lead to increased external attention. In line with our policy, please refer media inquiries to Lindsey Williams at Lindsey.williams@shoals.com and investor inquiries to investors@shoals.com. If you receive outreach from customers and partners, please direct those questions to your manager or Lindsey Williams. I’d also like to remind you of our social media policy and ask that you refrain from sharing personal views or opinions about the transaction online.

Above All, Thank You

Thank you for your continued dedication to Shoals, our customers and one another. We are entering into this transaction from a position of strength. I am confident that combining with ARRAY will create meaningful opportunities and support our continued growth in the years ahead.

Sincerely,

Brandon Moss

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following list of frequently asked questions and answers was sent by Brandon Moss, Chief Executive Officer of Shoals, to all Shoals employees on November 4, 2026.

1.	What was announced?

•	Shoals Technologies Group has entered into a definitive agreement to combine with ARRAY Technologies in a stock-for-stock merger.

•	This combination will create an integrated energy infrastructure platform that is well positioned to meet our customers’ needs both today and tomorrow.

•	Importantly, the combination unites two highly complementary companies and teams – with market-leading products, capabilities and customer relationships.

•

Following closing, Shoals and ARRAY will serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across combined offerings, with increasing levels of integration over time.

•

The combined company is expected to help customers streamline project execution, reduce installation costs and lower long-term maintenance requirements, while creating opportunities for innovation, growth and employee development over time.

2.	Why is Shoals entering into this transaction with ARRAY now?

•

Each of Shoals and ARRAY has built a leading position in solar electrical infrastructure, winning new customers and expanding into new markets, including battery energy storage and data center power systems.

•

The combination is intended to build on that foundation and position us to meet the significant energy demand expected in the coming years, expand our capabilities and customer reach, and support continued growth and innovation with greater scale and resources.

3.	Who is ARRAY?

•	ARRAY is a leading global provider of integrated energy infrastructure for utility-scale and distributed generation providers.

•	ARRAY’s combined offerings are complementary to ours and span trackers, foundations, fixed-tilt racking, electrical infrastructure and wire management.

•	Their products work together to maximize energy production, withstand harsh weather conditions and deliver value for the entire lifecycle of a project.

•	Beyond strategic alignment, ARRAY and Shoals share cultures grounded in talented people, technical expertise and a commitment to serving customers at the highest level.

4.	What does this transaction mean for me? What should I expect between now and closing?

•	The announcement is the first step in a process that will take time to complete.

•

Until closing, Shoals and ARRAY will remain separate and independent companies, and it is important to remain focused on serving customers, delivering on existing commitments and advancing our growth initiatives.

•	Day-to-day responsibilities, reporting structures, compensation and benefits remain the same at this time.

•	Following closing, we expect the combined company to have more opportunities to innovate, pursue strategic growth and serve customers across the energy infrastructure value chain.

•	Over time, we also expect the broader platform to create additional opportunities for our people to learn, develop and take on new responsibilities.

5.	Will this agreement impact current roles, responsibilities or reporting relationships before closing?

•	No. Until the transaction closes, day-to-day responsibilities and reporting structures remain unchanged.

•	Please continue executing on current priorities and direct any questions about your role to your manager or HR.

6.	Will there be any layoffs as a result of the transaction?

•	This combination is about driving growth and bringing together two complementary organizations.

•	While there is still work to be done on our future operating model, what we know now is that there is minimal overlap in our offerings and our manufacturing processes.

•	That said, with any transaction like this, there may be some overlaps in certain functions.

•	Both companies are committed to approaching integration thoughtfully, with a focus on supporting employees and minimizing disruption.

7.	Will any facilities be closed, consolidated, relocated or expanded?

•	While there is still work to be done on our future operating model, what we know now is that there is minimal overlap in our offerings and our manufacturing processes.

•	Both companies are committed to approaching integration thoughtfully, and employees will be informed as decisions are made.

8.	Will our strategy, products, markets or day-to-day business priorities change?

•	Our current strategy and priorities remain in place.

•	Shoals and ARRAY will continue operating separately until closing, and employees should remain focused on serving customers, delivering on existing commitments and advancing our growth initiatives.

•	Over time, the combined company expects to use its broader capabilities and scale to pursue additional growth, innovation and expansion opportunities.

9.	How will our culture or values change?

•	We believe the combination brings together the best of both companies’ cultures: talented people, technical expertise, innovation, collaboration and a shared commitment to customers.

•	Shoals’ people, capabilities and culture have been central to our success, and our goal is to preserve and build on those strengths as the companies come together.

10.	Who will lead the combined company, and what will happen to the current ARRAY and Shoals teams? What will the combined company’s name or branding be?

•	Following closing, Brandon Moss will serve as CEO of the combined company.

•

Brad Forth, the current Chairman of both companies’ Boards, will serve as Chairman of the combined company’s Board. The combined Board is expected to include ten directors: four independent directors from each current Board, Brad and Brandon.

•	Additional details regarding leadership and organizational structure will be shared as integration planning progresses.

•

Following closing, the combined company intends to operate under a new corporate name and ticker symbol that reflect its broader identity, product offering and strategic opportunities. The new name and ticker are expected to be announced in the coming months.

11.	How will the integration process work? Which company’s systems, policies and culture will we adopt?

•	The integration process will take time and will be planned thoughtfully.

•	Until closing, the companies remain separate and employees should continue following Shoals’ existing systems, policies and procedures.

•	Decisions regarding systems, policies, processes and organizational structure will be made as integration planning progresses and communicated when appropriate.

12.	What should I tell customers or suppliers who ask about this announcement?

•	Customer- and supplier-facing teams will be provided with approved materials that explain the benefits of the transaction and that we are operating as usual until closing.

•	Please direct detailed questions to your manager or the designated customer or supplier contact.

13.	What should I do if contacted by media, investors or financial analysts?

•	In line with our policy, please refer media inquiries to Lindsey Williams at Lindsey.williams@shoals.com and investor inquiries to investors@shoals.com.

14.	What can I share on social media?

•	In line with our policy, we ask that you refrain from sharing personal views or opinions about the transaction online.

15.	When and how often can we expect to hear more information?

•	We will keep employees informed as the process progresses and as additional information becomes available.

•	Updates will be shared through employee communications, town halls and other appropriate channels.

•

In addition, over the coming weeks, Brandon will be on the road meeting with many of our stakeholders and plans to visit certain sites. We will be following up with additional details on these visits as they are available and applicable.

•

In the meantime, additional resources on the transaction and what it means for employees are available at www.PoweringForwardTogether.com or https://shoals.sharepoint.com/sites/PoweringForwardTogether?SLSync=Y.

•	Any questions at this time can be directed to poweringforward@shoals.com.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following is a script of an all-employee town hall led by Brandon Moss, Chief Executive Officer of Shoals held on November 4, 2026.

Opening

•	Good morning, everyone.

•	Thank you all for joining us today.

•	We wanted to gather everyone together to discuss the exciting announcement we made this morning.

•	As you’ve seen by now, Shoals has entered into an agreement to combine with ARRAY Technologies.

•	This is a major next step for the future of Shoals – one that builds on the great progress we have made as a team.

•	I’ll cover how we got here, walk through the many benefits of the transaction and explain what it means for Shoals and for you.

How We Got Here

•	Let’s start with how we got here…

•	We have built something incredible here at Shoals, overcoming market headwinds, while winning new customers and expanding into new markets. I am proud of what we have achieved and of all of you.

•	We are looking ahead to the unprecedented energy demand projected in the coming years and are confident our merger with ARRAY positions us to meet the rapidly evolving needs of customers head on.

•	ARRAY is a leading global provider of integrated energy infrastructure in the solar industry.

•	It serves the same end markets as Shoals and has complementary products, capabilities and customer relationships – truly the ideal partner for us.

•	ARRAY’s innovative hardware, software and services span solar trackers, fixed-tilt systems, foundations, wire management and other balance-of-system solutions.

•	Its products work together to maximize energy production, withstand harsh weather conditions and deliver value for the entire lifecycle of a project.

•	This transaction is a win-win-win, one that will create opportunities for our employees, enable us to better serve our customers and deliver value for our shareholders.

•	We are confident that this merger brings together the very best of our two cultures: talented people, technical expertise and a shared passion for serving customers at the highest level.

•	Most importantly, reaching this point would not have been possible without you – this step toward the future is only made possible by everything that came before it.

What Does This Mean for Employees

•	The merger builds on the strong foundation we have built together at Shoals, and we expect it to deliver compelling opportunities for Shoals employees.

•	Beyond strategic alignment, ARRAY shares our deep appreciation for the teams and people who drive our success.

•

Both Shoals and ARRAY are committed to investing in our people. To that end, we expect to enhance our ability to attract and develop talent over time as part of a larger, stronger organization with a broader offering and greater scale.

•

ARRAY shares our view that success starts with our talented teams, and we look forward to collaborating with one another and executing on our shared goal of solving problems and delivering for our customers.

•

Ultimately, as a combined company with expanded size and resources, we will be well positioned to better serve customers, deliver more innovative and integrated solutions, capture meaningful synergies and enhance our ability to attract and develop top talent.

•

Between now and closing, Shoals and ARRAY expect to form an integration team, led by Alan Bearden, with key representatives from both companies, who will work together thoughtfully and carefully to determine how best to bring the organizations together and leverage the strengths of both teams.

Benefits of the Transaction

•	Under the agreement, Shoals shareholders will receive a fixed exchange ratio of 1.6931 shares of ARRAY for each share of Shoals common stock.

•	ARRAY will serve as the legal acquirer, while Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding at closing.

•

Together, Shoals and ARRAY will create an integrated energy infrastructure platform with complementary, market-leading solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

•	The combined company will serve solar and battery storage customers through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

•

The transaction is designed to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership, while creating a broader platform for growth, innovation and customer value.

•

By bringing together our highly complementary businesses and experienced teams, we are creating an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth.

•	All said, we are confident that ARRAY is the right partner for this next chapter, and we look forward to all that we will accomplish together as we move ahead.

Our Go-Forward Company

•	The continuity in leadership across the business also underscores our conviction in the benefits of this transaction.

•	I am proud to say that I will serve as the combined company’s Chief Executive Officer.

•	Brad Forth, current Chairman of the Board of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company.

•	The Board of our combined company will comprise ten directors, including four independent directors from each of the current Shoals and ARRAY Boards, as well as Brad Forth and myself.

•	We intend to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of our products, services and strategic opportunities.

•	Please remember that it is still very early in the process. Additional details regarding leadership, governance and other matters will be made over the coming months and announced in due course.

Next Steps

•	We recognize that you will have questions about this news and what it means for you and for our business.

•	While this is an exciting day for all of us at Shoals, it is important to remember that this is the start of a process, and any integration will take place after the transaction closes.

•	We expect the transaction to close in the first quarter of 2027, subject to approval by shareholders of both companies, receipt of required regulatory approvals and other customary closing conditions.

•	Until close, Shoals and ARRAY remain separate and independent companies, and there is no change in our commitments to our customers.

•	Day-to-day responsibilities and reporting structures, as well as compensation and benefits remain the same at this time.

•	I ask that you remain focused on serving our customers, delivering on our existing commitments and advancing our growth initiatives while the transaction proceeds toward closing.

Closing

•	I want to thank you again for your dedication and commitment to Shoals.

•	Our priority is to make this transition as seamless as possible, and we will keep you informed as we have updates to share.

•	I’m excited about the opportunities ahead of us as a combined company, and confident that the best is yet to come for Shoals.

•	With that, I’d like to give you the opportunity to ask some questions.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following email was sent by Shoals to certain investors and analysts on November 4, 2026.

Subject: Shoals and ARRAY to Combine, Creating an Integrated Energy Infrastructure Platform

Good morning,

In addition to our solid third quarter 2026 financial results [HYPERLINK RELEASE], we just announced [HYPERLINK RELEASE] that Shoals has entered into a definitive agreement to combine with ARRAY Technologies in a stock-for-stock merger. This is an important next step in Shoals’ growth journey. Together with ARRAY, we will create an integrated energy infrastructure platform that is well positioned to meet our customers’ needs both today and tomorrow.

Under the terms of the agreement, Shoals shareholders will receive a fixed exchange ratio of 1.6931 shares of ARRAY for each share of Shoals common stock they own. ARRAY will serve as the legal acquirer, while Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding at closing.

Key strategic and financial benefits include:

•	Serving solar and battery storage customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across combined offerings;

•	Enhancing customer value by streamlining project execution, reducing installation costs, and lowering long-term maintenance requirements through increased product integration;

•	Building a stronger innovation engine by combining decades of technical and operating expertise spanning 250+ GW of projects;

•	Capturing significant cost savings in overhead and other expenses, with year-one cost synergies expected to deliver approximately $20 million of incremental, run-rate Adjusted EBITDA;

•

Capitalizing on cross-selling opportunities to drive incremental revenue growth by leveraging each company’s customer relationships, complementary product offerings and geographic strengths given only approximately 20% of projects served by ARRAY and Shoals in 2025 and 2026 utilized products from both companies;

•

Strengthening the combined company’s cash generation profile with benefits from Shoals’ approximately $1.6 billion of tax amortization and $237 million of Net Operating Losses, which are anticipated to reduce taxable income and limit the cash tax obligations of the combined company for the next several years; and

•

Drawing upon larger scale and improved financial flexibility to enhance shareholder value, in addition to enabling the company to invest in organic and inorganic growth opportunities and pursue disciplined expansion into new product categories over time.

The combined company is also estimated to generate, on a preliminary, indicative basis1:

•	Pro forma full-year 2027 revenues in the range of $2.2 billion to $2.4 billion;

•	Pro forma full-year 2027 Adjusted EBITDA in the range of $410 million to $480 million, including expected year-one synergies; and

•

More than $100 million of annual Adjusted EBITDA synergies within three years following the closing, driven by corporate overhead efficiencies, selling expense optimization, procurement benefits, operational improvements and increased revenue.

Following close, Brandon Moss, Shoals’ current Chief Executive Officer, will lead the combined company as CEO, and Brad Forth, current Chairman of the Board of Directors of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company. The combined company’s Board of Directors is expected to consist of ten directors, comprising four independent directors from each of the current Shoals and ARRAY Boards of Directors, as well as Brad Forth and Brandon Moss.

Additional details will be determined as part of the integration planning process. Until the transaction closes, Shoals and ARRAY will continue to operate as separate and independent companies.

In lieu of our previously scheduled quarterly earnings conference call, we will host a joint transaction call this morning at 8:00 a.m. ET. The live webcast and presentation will be available at www.PoweringForwardTogether.com.

We look forward to discussing the long-term value the transaction presents in the coming days and weeks. Additional opportunities to engage with management and discuss the transaction will be available at the upcoming RE+ conference in Las Vegas, Baird conference in Chicago, Energyear conferences in Mexico City and London, UBS conference in Arizona, Wells Fargo conference in New York, and Goldman Sachs conference in Miami.

We greatly value your support.

Sincerely,

Matt Tractenberg

Vice President, Finance and Investor Relations

Non-GAAP Financial Measures

[1]

These preliminary, indicative ranges of estimated 2027 revenue and adjusted EBITDA figures are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or Array. These indicative ranges were developed by reference to each company’s separately prepared projections evaluated by the respective boards and management teams of Shoals and ARRAY, and are not the projections relied upon by either company’s board of directors or financial advisor in evaluating the transaction. These indicative ranges may not be indicative of future performance and should not be relied upon as such. Actual combined company results may differ materially from such indicative estimates. No independent auditor or accountant has audited, examined, or performed any procedures on these indicative ranges, which were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Except as required by law, neither Shoals nor ARRAY undertakes any obligation to update these indicative ranges, even if any underlying assumptions are no longer appropriate.

This press release includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including Adjusted EBITDA, Net Debt, and Net Debt to Adjusted EBITDA. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X.

For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations in Shoals’ and ARRAY’s SEC filings. The companies are not providing a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, because certain information necessary to calculate such measures is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following email was sent by Shoals to certain customers, project owners, and developers on November 4, 2026.

To: [CUSTOMER / PROJECT OWNER / DEVELOPER]

From:

Subject: An Exciting Next Step for Shoals

Dear [NAME / Valued Customer],

Today, we announced [HYPERLINK RELEASE] that Shoals has entered into a definitive agreement to combine with ARRAY Technologies, creating an integrated energy infrastructure platform.

Together, Shoals and ARRAY bring complementary capabilities and decades of technical expertise and operating experience across engineering, product innovation, project design and customer delivery spanning more than 250 GW of projects. Collectively, our solutions cover some of the most critical phases of utility-scale solar construction: foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

Importantly, following the closing of the transaction, we expect to be able to serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across structural and electrical balance-of-system solutions. By bringing these complementary product categories together, we expect to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership. Above all, we will prioritize customer flexibility and choice in your procurement decisions by maintaining our best-in-class individual product offerings.

Next Steps: Business as Usual

Today is only the first step in a process. We expect the transaction to close in the first quarter of 2027, subject to approvals from both companies’ shareholders, receipt of required regulatory approvals and other customary closing conditions. Until then, Shoals and ARRAY will continue to operate as separate and independent companies. Existing day-to-day engagement models, agreements and points of contact remain unchanged.

Following the closing, the combined company will operate under a new corporate name and ticker symbol that reflect our combined identity and expanded scope of products, services and strategic opportunities. Brandon Moss, Shoals’ current Chief Executive Officer, will serve as Chief Executive Officer of the combined company, and Brad Forth, current Chairman of the Board of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company.

As we move ahead, serving our customers remains our top priority, and we will continue to honor the commitments we’ve made to you. Once the transaction has closed, we will work thoughtfully with ARRAY to bring together the strengths of both businesses and identify opportunities to deepen our relationships and even better meet our customers’ needs.

We greatly value our relationship and thank you for your continued partnership. We look forward to continuing to support you and your business. Please do not hesitate to reach out to me if you have any questions regarding this announcement.

Sincerely,

[NAME]

[TITLE]

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii)

legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following email was sent by Shoals to certain suppliers and business partners on November 4, 2026.

To: [SUPPLIER / BUSINESS PARTNER]

From: [NAME]

Subject: An Exciting Next Step for Shoals

Dear [NAME / Valued Partner],

Today, we announced [HYPERLINK RELEASE] that Shoals has entered into a definitive agreement to combine with ARRAY Technologies in a stock-for-stock merger, creating an integrated energy infrastructure platform that is well positioned to meet our customers’ needs both today and tomorrow.

Next Steps and Continued Partnership

It is important to remember that today is only the first step in a process. We expect the transaction to close in the first quarter of 2027, subject to approvals from both companies’ shareholders, receipt of required regulatory approvals and other customary closing conditions. Until then, Shoals and ARRAY will continue to operate as separate and independent companies. Existing day-to-day engagement models, agreements and points of contact remain unchanged.

Following close, the combined company will operate under a new corporate name and ticker symbol that reflect our combined identity and expanded scope of products, services and strategic opportunities. Upon completion, Brandon Moss, Shoals’ current Chief Executive Officer, will serve as Chief Executive Officer of the combined company.

As we move ahead, we remain focused on serving our customers and delivering on our existing commitments. Once the transaction has closed, we will work thoughtfully with ARRAY to bring together the strengths of both businesses and identify opportunities to deepen our relationships and improve how we serve customers.

We greatly value our relationship and thank you for your continued partnership. Please don’t hesitate to reach out to me if you have any questions.

Sincerely,

[NAME]

[TITLE]

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

The following email was sent by Shoals to certain elected officials, regulators, and community leaders on November 4, 2026.

To: [ELECTED OFFICIAL / REGULATOR / COMMUNITY LEADER]

From: [NAME]

Subject: An Exciting Next Step for Shoals

Dear [NAME],

Today, we announced [HYPERLINK RELEASE] that Shoals has entered into a definitive agreement to combine with ARRAY Technologies in a stock-for-stock merger, creating an integrated energy infrastructure platform. This is an important step in Shoals’ long-term journey, establishing a stronger foundation for growth.

ARRAY is a leading global provider of solar tracking technology and fixed-tilt products, foundation and other balance-of-system solutions, software and services, with more than 30 years of experience serving the solar industry. Its highly complementary products, capabilities and customer relationships pair seamlessly with Shoals’, creating what we expect to be a truly differentiated, integrated and interoperable platform that is better positioned to service customers and deliver more innovative and integrated solutions.

These benefits have relevance beyond customers and shareholders. Through the transaction, we expect to be better able to support continued investment in engineering and technical innovation, while creating opportunities to deepen technical expertise and attract and develop talent in the communities in which Shoals and ARRAY operate.

Next Steps: Business as Usual

It is important to remember that today is only the first step in a process. We anticipate the transaction to close in the first quarter of 2027, subject to approvals from both companies’ shareholders, receipt of required regulatory approvals and other customary closing conditions. Until then, Shoals and ARRAY will continue to operate as separate and independent companies, and it is business as usual at Shoals.

Following close, the combined company will operate under a new corporate name and ticker symbol that reflect our combined identity and expanded scope of products, services and strategic opportunities. Upon completion, Brandon Moss, Shoals’ current Chief Executive Officer, will serve as Chief Executive Officer of the combined company.

As we move ahead, we remain focused on serving our customers, delivering on our existing commitments and supporting our team members. Once the transaction closes, we will work thoughtfully to bring together the strengths of both businesses and identify opportunities to deepen our relationships and even better meet our customers’ needs.

We greatly value our relationship and appreciate your support. Please do not hesitate to reach out to me if you have any questions. We look forward to continuing to work with you.

Sincerely,

[NAME]

[TITLE]

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which

ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

On November 4, 2026, Shoals made the following announcements via various social media outlets in connection with the announcement of its proposed merger with Array.